SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           (Amendment No. __________)

                        MISSISSIPPI VIEW HOLDING COMPANY
                        --------------------------------
                                (Name of Issuer)

                     Common Stock $0.10 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   605785 10 4
                        ---------------------------------
                                 (CUSIP Number)

                               Thomas J. Leiferman
                        Mississippi View Holding Company
                                35 East Broadway
                          Little Falls, Minnesota 56345
                                 (320) 632-5461
                 --------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  January 1997
                    ------------------------------------------
                     (Date of event which requires filing of
                                 this Statement)

      If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( ).

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages.)

                              (Page 1 of 7 pages)

------------------------------------                   -------------------------

CUSIP No.       605785 10 4                 13D         Page 2 of 7 Pages
------------------------------------                   -------------------------

-----------------------------------------------------------------------------------------
       1         NAME OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Thomas J. Leiferman

-----------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  |_|
                                                                                (b)  |_|
                 N/A
-----------------------------------------------------------------------------------------
       3         SEC USE ONLY


-----------------------------------------------------------------------------------------
       4         SOURCE OF FUNDS

                 PF
-----------------------------------------------------------------------------------------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                   TO ITEM 2(d) or 2(e)                                           |_|

                 N/A
-----------------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States

-----------------------------------------------------------------------------------------
                     7       SOLE VOTING POWER
   NUMBER OF
    SHARES                                        36,504 Shares
 BENEFICIALLY   -------------------------------------------------------------------------
   OWNED BY          8       SHARED VOTING POWER
     EACH                                         -0-
   REPORTING    -------------------------------------------------------------------------
  PERSON WITH        9       SOLE DISPOSITIVE POWER
                                                  68,526 Shares

                -------------------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
                                                  -0-
-----------------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                68,526 Shares
-----------------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                                  |_|

                 N/A
-----------------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       9.3%
-----------------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON

                                        IN
-----------------------------------------------------------------------------------------

Item 1.  Security and Issuer
----------------------------
      The class of equity securities to which this Statement relates is the common stock, $0.10 par value per share (the "Common Stock"), of Mississippi View Holding Company (the "Issuer"), the executive office of which is located at 35 East Broadway, Little Falls, Minnesota 56345.

Item 2.  Identity and Background
--------------------------------
(a)   Name: Thomas J. Leiferman
(b) Residence or Business Address: 35 East Broadway, Little Falls, Minnesota 56345.
(c) Present Principal Occupation or Employment: President and Chief Executive Officer of Mississippi View Holding Company, 35 East Broadway, Little Falls, Minnesota 56345.
(d)   None.
(e)   None.
(f)   Citizenship:  United States

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

      The purchase of the Common Stock was made with the personal funds of Mr. Leiferman. Mr. Leiferman received 6,047 shares of restricted stock and 32,022 shares underlying options which were granted pursuant to compensation plans of the Issuer.

Item 4.  Purpose of Transaction
-------------------------------

      All of the shares reported on this Schedule 13D as beneficially owned by Mr. Leiferman were acquired for investment. Mr. Leiferman may, from time to time, depending upon market conditions and other investment considerations, purchase additional securities of the Issuer for investment or dispose of securities of the Issuer. As a director and an executive officer of the

Issuer, Mr. Leiferman, from time to time, explores and is presented with potential actions and transactions which may be advantageous to the Issuer and its stockholders, including possible mergers, acquisitions and other business combinations. On April 13, 1998, the Issuer commenced an issuer tender offer for approximately 30% of its outstanding shares of Common Stock. Assuming all such shares are purchased pursuant to the offer, officers and directors (including Mr. Leiferman) and affiliates of the Company will own approximately 49.5% of the outstanding Common Stock after the offer. In addition, the Company has indicated that it is eligible to terminate its registration under the Securities Exchange Act of 1934, as amended, and that it intends to do so regardless of the results of the offer.

      Other than as discussed above and in the performance of his duties as a director and an executive officer of the Issuer, Mr. Leiferman has no current plans or proposals which relate to or would result in:

      (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
      (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) any other material change in the Issuer's business or corporate structure;
      (g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons;
      (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
      (j)   any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

      (a) 68,526 shares are beneficially owned by the reporting person as of the date of this statement, representing 9.3% of the issued and outstanding shares. The shares beneficially owned include 32,022 shares which the reporting person has a right to acquire within sixty days pursuant to the exercise of stock options. The shares beneficially owned also include 1,050 shares owned by a trust under the Uniform Gifts to Minors Act for which the reporting person is custodian.

      (b) All such shares are owned directly or beneficially, over which shares the reporting person exercises sole voting and dispositive power. Reference is made to Items 7, 8, 9, 10, and 11 of the cover page of this statement.

      (c) No transactions in the class of securities reporting on have been effected during the past sixty days.

      (d) No other person has any interest in the securities reported on pursuant to his Schedule 13D.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding, or Relationships With Respect to Securities of the Issuer
--------------------------------------------------------------------------------

      There are no contracts, arrangements, understandings, or relationships between the undersigned and any other person with respect to the issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

      Not applicable.

                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.






Date:  April 21, 1998               /s/ Thomas J. Leiferman
                                    -----------------------
                                    Thomas J. Leiferman